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Chris Sarette

Chief Operations Officer at Modern Times Beer

Greater San Diego Area

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 Modern Times Beer

 University of Southern California

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 500+ connections

As an operator of audacious companies, I thrive in people, project, and systems management in the midst of rapid growth. For the first eight years of my professional life, I played a management role in the San Diego-based non-profit Invisible Children. I founded and led the organization's Operations te...

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Experience

 **Chief Operations Officer**
Modern Times Beer
Apr 2014 – Present · 5 yrs 1 mo

Management
- Work with CEO on growth models and identifying strategic channels for expansion
- Continue to recruit and retain top-tier talent for an ever-growing team
- Develop compelling benefits package reassessed annually
- Take point on compliance with local, state, and federal alcohol, food, construction, and labor laws

Sales... See more

 **Invisible Children**
7 yrs 10 mos

 **Vice President, Business Operations**
Jan 2009 – Mar 2014 · 5 yrs 3 mos

Project Management
Technical Problem Solving
Revenue Generation
Financial & Campaign Reporting/Analysis... See more

 **Vice President, Schools for Schools**
Jun 2007 – Dec 2008 · 1 yr 7 mos

Architected the overall vision and executed a multi-million dollar, multi-country initiative to rebuild secondary schools in northern Uganda
Developed web, video, and print materials utilized at 1,200 high schools and colleges globally to raise funds and awareness... See more

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Education

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2002 – 2006

Skills & Endorsements

Program Management · 50

Endorsed by **33 of Chris' colleagues at Invisible Children Inc.**

Fundraising · 47

Endorsed by **Justin Michael and 4 others who are highly skilled at this**

Endorsed by **29 of Chris' colleagues at Invisible Children Inc.**

Volunteer Management · 39

Endorsed by **25 of Chris' colleagues at Invisible Children Inc.**

Endorsed by **7 people who know Volunteer Management**

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